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                               February 16, 2021

       John Mercadante
       Chief Executive Officer
       Transportation and Logistics Systems, Inc.
       5500 Military Trail, Suite 22-357
       Jupiter, FL 33458

                                                        Re: Transportation and
Logistics Systems, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 10,
2021
                                                            File No. 333-251059

       Dear Mr. Mercadante:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 27, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Exhibit 5.1, page 89

   1. Please have counsel file a revised legal opinion that opines on all of the securities being registered under the
registration statement, including the common shares underlying the
                                                        700,224,107 shares of
common stock issuable upon conversion of the Series E
                                                        Convertible Preferred
Stock. Please also ensure the legal opinion is duly executed and does not include
impermissible assumptions. For example, the assumptions set forth in
                                                        Clauses II, VII and
VIII assume material facts underlying the opinion or readily ascertainable facts.
 John Mercadante
Transportation and Logistics Systems, Inc.
February 16, 2021
Page 2

       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.



                                                         Sincerely,
FirstName LastNameJohn Mercadante
                                                        Division of Corporation
Finance
Comapany NameTransportation and Logistics Systems, Inc.
                                                        Office of Energy &
Transportation
February 16, 2021 Page 2
cc:       Seth A. Akabas, Esq.
FirstName LastName